CUSIP No. 784933103	Page 1 of 13 Pages

UNITED STATES
Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

SPAR Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

784933103
(CUSIP Number)

Robert G. Brown

333 Westchester Avenue, South Building, Suite 203

White Plains, NY 10604

(914) 332-4100
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784933103	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Robert G. Brown, individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,236,018
	8	SHARED VOTING POWER 1,230,900*
	9	SOLE DISPOSITIVE POWER 5,236,018
	10	SHARED DISPOSITIVE POWER 1,230,900*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,755,611**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%**
14	TYPE OF REPORTING PERSON IN

*	Includes 1,109,625 shares of Common Stock of SPAR Group, Inc. (the “Company”) held in the SP/R, Inc. Defined Benefit Pension Trust (the “Trust”) maintained for the benefit of the SP/R, Inc. Defined Benefit Pension Plan (the “Plan”), the participants of which are current and former employees of SP/R, Inc. Mr. Brown is a former employee of SP/R, Inc. and is a participant in the Plan. Mr. Brown is not a trustee of the Trust and disclaims beneficial ownership of the shares of Common Stock held in the Trust.
**	Includes 5,288,693 shares of Common Stock of the Company beneficially owned by William H. Bartels, Vice Chairman and a member of the Company’s Board of Directors. Mr. Brown may act in concert with Mr. Bartels and the Trust with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, Mr. Brown, Mr. Bartels and the Trust may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by Mr. Brown, Mr. Bartels and the Trust. However, Mr. Brown expressly disclaims beneficial ownership of the 5,288,693 shares beneficially owned by Mr. Bartels. Mr. Bartels expressly retains sole voting and dispositive power over such 5,288,693 shares, which shares were not included as part of the Election Consent or the Special Meeting Request, as described in Item 4 below. Mr. Bartels has filed a separate Schedule 13D with respect to his interests.

CUSIP No. 784933103	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON SP/R, Inc. Defined Benefit Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,109,625
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,109,625

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,755,611*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%*
14	TYPE OF REPORTING PERSON OO

*	Includes 5,357,293 shares of Common Stock of the Company beneficially owned by Mr. Brown and 5,288,693 shares of Common Stock of the Company beneficially owned by Mr. Bartels. The Trust may act in concert with Mr. Brown and Mr. Bartels with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Trust, Mr. Brown and Mr. Bartels may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Trust, Mr. Brown and Mr. Bartels. However, the Trust has neither sole nor shared voting or dispositive power over the 5,357,293 shares beneficially owned by Mr. Brown and expressly disclaims beneficial ownership of such shares. The Trust also expressly disclaims beneficial ownership of the 5,288,693 shares beneficially owned by Mr. Bartels. Mr. Bartels expressly retains sole voting and dispositive power over such 5,288,693 shares, which shares were not included as part of the Election Consent or the Special Meeting Request, as described in Item 4 below. Mr. Bartels has filed a separate Schedule 13D with respect to his interests.

CUSIP No. 784933103	Page 4 of 13 Pages

SCHEDULE 13D/A

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the information set forth in the Schedule 13D originally filed by Mr. Brown with the Securities and Exchange Commission (“SEC”) on July 19, 1999 (the “Original Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of SPAR Group, Inc., a Delaware corporation (the “Company” or “SGRP”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 1, 2018 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 6, 2018 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 19, 2018 (“Amendment No. 3”) and Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 25, 2019 (“Amendment No. 4”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, is hereinafter referred to as the “Schedule 13D.” The address of the principal executive offices of the Company is 333 Westchester Avenue, South Building, Suite 204, White Plains, New York 10604.

This Amendment is being filed jointly by Mr. Robert G. Brown and the SP/R, Inc. Defined Benefit Pension Trust (the “Trust”), collectively referred to as the “Reporting Persons,” to report the addition of the Trust as a reporting person hereunder and to amend the information disclosed in the Schedule 13D as set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own, in the aggregate, 11,755,611 shares of the Common Stock of the Company, which represents approximately 56.4% of the outstanding Common Stock of the Company. The percentages in this Amendment are calculated based upon 20,847,461 outstanding shares of Common Stock as of August 2, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed with the SEC on August 14, 2019.

Item 2.	Identity and Background

Item 2 of Schedule 13D hereby amended and supplemented as follows:

(a)	This Amendment is being filed jointly pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, by Mr. Robert G. Brown, individually, and by the Trust as the Reporting Persons.

(b)	The business address of the Trust is c/o SPAR Group, Inc., 200 K Street, NE, Apartment 308, Washington, D.C. 20002.

(c)	Not applicable.

(d)	Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and misdemeanors).

CUSIP No. 784933103	Page 5 of 13 Pages

(e)	Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Trust is organized in, and the Trustees of the Trust (defined below) are citizens of, the United States of America.

The assets of the Trust, including the 1,109,625 shares of Common Stock of the Company, are maintained for the benefit of the SP/R, Inc. Defined Benefit Pension Plan (the “Plan”), which is the beneficiary of the Trust. The participants in the Plan are current and former employees of SP/R, Inc. Mr. Brown is a former employee of the SP/R, Inc. and a participant in the Plan. The trustees of the Trust are Kimberly Villani and Rory Brown, both of whom are Mr. Brown’s adult children (the “Trustees”). The Trustees each have the full power to vote or to dispose of the 1,109,625 shares of Common Stock of the Company held in the Trust.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Brown, alone or in conjunction with other stockholders, has determined from time to time, to engage with the Company’s Board of Directors (the “Board”) and to take actions in his capacity as a significant stockholder to strengthen the Company’s corporate governance. Under the Company’s Amended and Restated By-Laws, stockholders have the right to call special meetings of stockholders and to take action by written consent in lieu of a meeting. Previous actions taken by Mr. Brown and Mr. Bartels are described in Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.

On August 16, 2019, Mr. Brown, together with the Trust, delivered an action by written consent of stockholders, executed on August 16, 2019, pursuant to which the Reporting Persons resolved (i) to increase the size of the Board by one if, at the time the written consent becomes effective, there is no vacancy on the Board; and (ii) to elect and appoint Panos Lazaretos as a director of the Company (the “Election Consent”). Mr. Bartels did not participate in this action.

Mr. Brown is seeking to appoint Mr. Lazaretos to the Board to fill the vacancy created by the retirement of Jack Partridge. Under the Company’s Amended and Restated By-laws, the Board has 90 days to appoint a director to fill a vacancy resulting from the retirement of a director, after which point, stockholders also have the ability to fill the vacancy. The 90-day period following Mr. Partridge’s retirement has elapsed. As provided in the Election Consent, if this vacancy does not exist at the time the consent becomes effective, the size of the Board would be increased by one, and Mr. Lazaretos would be appointed to fill the vacancy created by the new directorship.

The Election Consent represents approximately 20% of the Company’s outstanding Common Stock. Mr. Brown and the Trust intend to deliver executed written consents representing additional shares of Common Stock which they hold in street name, as soon as practicable, but no later than 60 days after August 16, 2019. Under Section 228 of the Delaware General Corporation Law, the action contemplated by the Election Consent will be effective if written consents representing greater than a majority of the outstanding Common Stock are delivered to the Company within this 60-day period.

CUSIP No. 784933103	Page 6 of 13 Pages

Mr. Brown believes that Mr. Lazaretos is highly qualified to serve on the Board given his business experience and contacts, and specifically his extensive international business experience and international relationships, his organizational knowledge of the Company and his strong relationships with the managing directors of SGRP international subsidiaries, his significant knowledge of the Company’s reporting systems and similar systems worldwide, his extensive knowledge of the business manager software and firsthand knowledge of all the top comparable systems that exist globally, and his expertise in technology and the marketing services business. On August 19, 2019, Mr. Brown delivered a letter to the Board regarding Mr. Lazaretos’ qualifications and experience. A copy of the letter is filed as Exhibit 11 to this Amendment.

On August 19, 2019, Mr. Brown and the Trust also delivered a written request (the “Special Meeting Request”) that the Company call a special meeting of stockholders in accordance with Section 2.02 of the Company’s Amended and Restated By-Laws for the purpose of voting on a proposal to remove Arthur B. Drogue and R. Eric McCarthey from the Board without cause. The Special Meeting Request represents approximately 20% of the Company’s outstanding Common Stock. Mr. Brown and the Trust intend to deliver executed requests representing additional shares of Common Stock which they hold in street name as soon as practicable. Mr. Bartels did not participate in this action. The foregoing summary of the Special Meeting Request is qualified in its entirety by the full text of the Special Meeting Request, which is filed as Exhibit 12 to this Amendment and incorporated herein by reference.

Except as otherwise set forth in this Item 4, the Reporting Persons (alone or in conjunction with other stockholders of the Company) currently have no plan or proposal which relates to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D; provided, such plans or proposals may have been considered, and may from time to time hereafter be considered. The Reporting Persons may also acquire or dispose of Company securities in the ordinary course.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)	– (b) The information contained on the cover pages of this Amendment and set forth in Item 1 and Item 2 of this Amendment is incorporated in this Item 5 by reference.

(c)	No transactions in the Common Stock of the Company have been effected by Mr. Brown, the Trust or Mr. Bartels in the past 60 days.

(d)	The Trustees each have the full power to act on behalf of the Trust, including the power to direct a sale of the securities held in the Trust. The Trust is maintained for the benefit of the Plan, which is the beneficiary of the Trust. The Plan participants are current and former employees of SP/R, Inc., including Mr. Brown. Plan participants may benefit directly or indirectly from the proceeds from any sale of such securities.

(e)	Not applicable to the Trust.

CUSIP No. 784933103	Page 7 of 13 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons are parties to a Joint Filing Agreement, which is filed as Exhibit 13 to this Amendment and is incorporated herein by reference. The Reporting Persons’ response to Item 4 is incorporated by reference herein. Except as disclosed in, or incorporated by reference into, this Item 6 of this Amendment, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 11	Letter to the Board, dated August 19, 2019

Exhibit 12	Written Request of Stockholders of SPAR Group, Inc. to Call a Special Meeting

Exhibit 13	Joint Filing Agreement, dated August 19, 2019, by and between the Reporting Persons pursuant to Rule 13d-1(k) Under the Securities Exchange Act of 1934, as amended.

CUSIP No. 784933103	Page 8 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned, hereby certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: August 19, 2019

/s/ Robert G. Brown
Robert G. Brown

/s/ Kimberly Villani
Kimberly Villani, Trustee of the SP/R, Inc. Defined Benefit Pension Trust

/s/ Rory Brown
Rory Brown, Trustee of the SP/R, Inc. Defined Benefit Pension Trust

CUSIP No. 784933103	Page 9 of 13 Pages

Exhibit 11

August 19, 2019                     Re: New Director to Spar Group Inc. Board.

Dear Board Members,

On Friday, I took the first step in appointing Panos Lazaretos to SPAR Group’s Board of Directors.

On August 16th, I submitted signed written consents, representing approximately 20% of SPAR’s outstanding common stock, appointing Lazaretos to the Board. Within the next 60 days, it is my intention that additional signed written consents constituting a majority of the outstanding shares of SPAR’s common stock will be delivered, at which point in time, Panos’ appointment to the Board would be effective under state law. I am taking action in my capacity as a significant stockholder of SPAR Group pursuant to the company’s by-laws which permit stockholders to (i) take action by written consent and (ii) appoint a director to fill a vacancy created by a retirement if, after 90 days, the Board has not filled the vacancy. The current vacancy was created on May 15, 2019, due to the retirement of a Board member.

Lazaretos, a resident of Athens, Greece, has a strong background with experience and knowledge of retail technology platforms and retail services operations worldwide. His addition, particularly at this point in time of SPAR’s growth, would add a unique and fresh perspective to the Board of Directors.

Lazaretos has worked in and has gained personal relationships with executives in Field Marketing Services, consumer packaged goods companies, retail technology and services companies around the world. The same segments as operated by SPAR. Based on this unique experience he is capable of making contributions in technology and bringing incremental value to the company’s global operating platform.

Lazaretos began and had an exceptional career with SPAR from 1997 to 2013. As Director of Information Technology, he recruited a team spearheading the development of and transition to SPAR’s web-based data collection and reporting platform. The system was the first in our industry, leading edge and provided SPAR with a strong competitive advantage converting a paper based / manual field management process to a fully automated one. Lazaretos’ team then transformed the English operating platform, converting to a multi lingual system to allow for SPAR’s planned international expansion. It is used worldwide by thousands of field representatives and their supporting teams for data collection, reporting and logistics.

With increasing responsibilities, Lazaretos, as the VP of International, helped initiate SPAR’s international expansion. He was instrumental in finding, negotiating and gaining agreement with several of our global partners across Asia, South Africa, Europe and South America. To this day he maintains strong relationships with some of SGRP’s Joint Venture partners who support his addition to the board.

After SPAR, Lazaretos worked for Adecco, a leading human resources services provider and Sales Service International, an international collaboration of 20+ Field Marketing Services companies in Europe. In both Adecco and SSI, his prime assignment was regional business building through service and technology integration and increasing revenue across major multinational brand owners and retail customers. The business expansion Lazaretos led was across Central Eastern Europe, Russia, Middle East and North Africa.

CUSIP No. 784933103	Page 10 of 13 Pages

Lazaretos is also is an entrepreneur. He established an international Business Development Services company, THENABLERS Inc, aimed to aid companies design and execute New Market Strategies. The company later became listed on the OTC markets under “TNBL”.

Comments received from shareholders responsible for the operations of 3 large international SPAR Group divisions are as follows:

Brazil: Jonathan Dagues, Managing Director states; “I believe Panos L is excellent and will be an asset to the Brazilian operation and to the SPAR Board. He has proven global experience in technology and retail services operations.”

South Africa: Partners & shareholders, Brian Mason National Managing Director SGRP Meridian and Garry Bristow, National Operations Manager stated they “fully endorse the nomination of Panos Lazaretos to the SGRP board”.

India: Sandeep Verma Director & CEO, SPAR KROGNOS Marketing Private Limited. We believe that Panos’ previous experience in technology, exposure to international Business Development and partnership building skills would be extremely useful in providing relevant inputs and guidance to SPAR management.

If Panos is ultimately appointed to the Board, I hope everyone will be enthusiastic in welcoming him, as I believe his future contributions would help further build shareholder value.

Sincerely,

Robert G. Brown

CUSIP No. 784933103	Page 11 of 13 Pages

Exhibit 12

WRITTEN request of Stockholders

of sPAR Group, Inc.

TO CALL A SPECIAL MEETING

The undersigned record stockholders (“Stockholders”) of SPAR Group, Inc., a Delaware corporation (the “Company”), hereby request that the Company call a special meeting of stockholders (“Special Meeting”) in accordance with Section 2.02 of the Company’s Amended and Restated By-Laws (“By-Laws”) for the purpose of voting on the following proposal:

Removal without cause of Arthur B. Drogue and R. Eric McCarthey from the Company’s Board of Directors.

Under Section 2.02 of the By-Laws, upon delivery of this request, the Chairman, Vice Chairman, Chief Executive Officer or Secretary of the Company is required to promptly call the Special Meeting. If the Company has not provided notice to stockholders of the date of the Special Meeting promptly following the date of this request, then the Stockholders will have no choice but to conclude that the Company does not have a good faith intent to call the Special Meeting in a timely manner and may seek to enforce any and all rights under applicable law and otherwise.

[Signature page follows.]

CUSIP No. 784933103	Page 12 of 13 Pages

In witness whereof, the undersigned have executed this request.

/s/ Robert G. Brown
Robert G. Brown

Dated: August 19, 2019

SP/R, Inc. Defined Benefit Pension Trust

By:	/s/ Rory Brown
Name: Rory W. Brown
Title: Trustee

Dated: August 19, 2019

/s/ Kimberly Villani
Name: Kimberly M. Villani
Title: Trustee

Dated: August 19, 2019

CUSIP No. 784933103	Page 13 of 13 Pages

Exhibit 13

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D/A to which this Agreement is annexed as Exhibit 7, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: August 19, 2019

/s/ Robert G. Brown
Robert G. Brown

/s/ Kimberly Villani
Kimberly Villani, Trustee of the SP/R, Inc. Defined Benefit Pension Trust

/s/ Rory Brown
Rory Brown, Trustee of the SP/R, Inc. Defined Benefit Pension Trust